[GRAPHIC OMITTED]
    scitex

                                                                            NEWS

FOR IMMEDIATE RELEASE

             SCITEX TO SELL SDP BUSINESS TO KODAK FOR $250 MILLION

Tel Aviv,  Israel - November 25, 2003.  Scitex  Corporation Ltd. (NASDAQ & TASE:
SCIX) announced today that Eastman Kodak Company (NYSE: EK) (Kodak) and Scitex have signed a definitive agreement under which Kodak will acquire the assets and business of Scitex Digital Printing, Inc. (SDP), a wholly-owned US subsidiary of Scitex and a leader in ultra-high-speed digital printing technology, for $250 million in cash at closing. In addition, as part of the transaction, Scitex will retain $12 million of SDP's expected $22 million cash balance at closing, producing a total cash consideration for the transaction of $262 million.

Scitex currently intends to make a significant cash distribution to its shareholders following the closing. The amount and timing of the distribution will be determined taking into account relevant corporate, legal and other considerations. The balance of the funds from the transaction will be used to satisfy SDP's tax and other obligations in the U.S. and to invest mainly in Scitex's remaining business activities.

Commenting on the transaction, Mr. Nachum "Homi" Shamir, President and CEO of Scitex Corporation and Scitex Digital Printing said: "We believe this transaction creates significant value for Scitex's shareholders, in the spirit of our public statements since the appointment of the new leadership at Scitex and the realignment of our board to reflect the new ownership of IDB Group. Kodak is a terrific strategic fit for SDP and I am very excited about the future of this business under Kodak's stewardship."

Mr. Ami Erel, Chairman of Scitex Corporation, stated: "I am extremely pleased with the transaction, which I believe will prove beneficial for Scitex and its shareholders. Mr. Shamir has done an excellent job and is intended to remain CEO of Scitex until the closing of the transaction. Scitex will continue, following the transaction, to own significant assets, and we will strive to lead Scitex to a successful future and to further enhance shareholders' value."

Mr. Avi Fischer, Deputy Chairman of IDB Holding Corporation Ltd., Co-CEO Clal Industries and Investments Ltd. and a member of Scitex's Board, added: "We are thrilled with this valuecreating transaction. It represents exactly the type of focus we put on shareholder value and dynamic repositioning of assets. This transaction demonstrates the talent of Scitex management and is a terrific achievement for the company's leadership."

Under the terms of the purchase agreement, Kodak will acquire from Scitex all the assets of SDP and certain subsidiaries of Scitex that are involved in SDP's business and assume substantially all of SDP's liabilities. $10 million of the proceeds will be retained for up to two years in a special account to cover any possible indemnification claims. Additional funds will be held in an account in the U.S. to be used to satisfy obligations to the IRS. Closing of the transaction is subject to customary regulatory approvals and other customary closing conditions and pending these, the transaction is intended to be completed as soon all required approvals have been obtained. Mr. Shamir and the management team of SDP are then expected to join Kodak's management and continue to lead the business under the Kodak corporate structure.

Scitex is reviewing the accounting and tax consequences of the transaction, but currently estimates that it will recognize a capital gain (net of taxes) in its financial statements in the range of $50-70 million.

Scitex Corporation continues to hold a majority shareholding in Scitex Vision (Aprion) that develops, sells and supports wide format drop-on-demand imaging devices. Scitex also has equity interests in a number of entities, including significant stakes in Jemtex Ink Jet Printing Ltd. and Objet Geometries Ltd.

Scitex Corporation Ltd. is a world leader in industrial inkjet digital printing solutions. Scitex shares trade on NASDAQ and The Tel Aviv Stock Exchange under the symbol "SCIX". For more information, please visit our Web site at ww.scitex.com.

                          ----------------------------

EXCEPT FOR THE HISTORICAL INFORMATION HEREIN, THE MATTERS DISCUSSED IN THIS NEWS RELEASE INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS THAT ARE BASED ON VARIOUS ASSUMPTIONS (SOME OF WHICH ARE BEYOND THE COMPANY'S CONTROL) MAY BE IDENTIFIED BY THE USE OF
FORWARD-LOOKING TERMINOLOGY, SUCH AS "MAY", "CAN BE", "WILL", "EXPECTS", "INTENDS", "BELIEVES", "PROJECTS", "POTENTIAL", "ARE OPTIMISTIC", "VIEW" AND SIMILAR WORDS AND PHRASES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN FORWARD-LOOKING STATEMENTS DUE TO A VARIETY OF FACTORS, INCLUDING, BUT NOT LIMITED TO, (1) RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT, (2) MARKET ACCEPTANCE OF NEW PRODUCTS AND CONTINUING PRODUCT DEMAND, (3) THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, (4) CHANGES IN DOMESTIC AND FOREIGN ECONOMIC AND MARKET CONDITIONS, (5) TIMELY DEVELOPMENT AND RELEASE OF NEW PRODUCTS BY STRATEGIC SUPPLIERS, (6) THE IMPACT OF THE COMPANY'S ACCOUNTING POLICIES, (7) RISKS RELATING TO THE INTEGRATION OF NEW BUSINESSES, (8) UNCERTAINTY OF OUTCOME OF SHAREHOLDERS LITIGATION, AND (9) THE OTHER RISK FACTORS DETAILED IN THE COMPANY'S MOST RECENT ANNUAL REPORT AND OTHER FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION. EXCEPT AS MAY BE REQUIRED BY LAW, THE COMPANY DOES NOT UNDERTAKE, AND SPECIFICALLY DISCLAIMS, ANY OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS WHICH MAY BE MADE TO ANY FORWARD-LOOKING STATEMENTS TO REFLECT THE OCCURRENCE OF ANTICIPATED OR UNANTICIPATED EVENTS OR CIRCUMSTANCES AFTER THE DATE OF SUCH FORWARD-LOOKING STATEMENTS.

Scitex and the Scitex logo are registered trademarks and service marks of Scitex Corporation Ltd.

CONTACTS
--------

Yahel Shachar                               Carla Stanaford
Scitex Corporation Ltd.                     Scitex Digital Printing, Inc.
Tel: +972.3.607.5744                        Tel: +1.937.259.3191
Fax: +972.3.607.5756                        Fax: +1.937.259.3386
EMAIL: yahel.shachar@scitex.com             EMAIL: cstanafo@scitexdpi.com


2